Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 5
DATED MAY 13, 2014
TO THE PROSPECTUS DATED APRIL 16, 2014
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 5 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated April 16, 2014, as previously supplemented by Supplement No. 2 dated April 24, 2014 (which superseded and replaced all prior supplements), Supplement No. 3 dated May 1, 2014 and Supplement No. 4 dated May 2, 2014. Unless otherwise defined in this Supplement No. 5, capitalized terms used herein have the same meanings as set forth in the prospectus.

Description of Real Estate Assets

This discussion updates the section of the prospectus captioned “Description of Real Estate Assets,” which begins on page S-24 of Supplement No.2.

Financing Transactions

Mansfield Pointe Shopping Center

On May 7, 2014, our wholly owned subsidiary and the owner of Mansfield Pointe Shopping Center, IREIT Mansfield Pointe, L.L.C. (the “Mansfield Subsidiary”), entered into a loan with JPMorgan Chase Bank, N.A. for $14.2 million.  The loan is secured by first mortgage on the Mansfield Pointe Shopping Center.

The loan bears interest at a variable rate that will not exceed the British Bankers Association LIBOR rate, calculated daily, plus the applicable margin of 1.8% per annum. The effective annual interest rate as of the date of this supplement is 1.95% per annum. As part of the financing transaction, the Mansfield Subsidiary entered into an interest rate forward swap contract to fix the floating LIBOR interest rate in order to manage the risk exposed to interest rate fluctuations. As a result, the effective annual interest rate in years two through five of the loan is 3.90% per annum. The loan matures on May 7, 2019. The loan requires the Mansfield Subsidiary to make monthly payments of interest only until the maturity date, on which date the outstanding principal balance of the loan plus all accrued and unpaid interest will be due. Subject to satisfying certain conditions, as set forth in the loan documents, the Mansfield Subsidiary may prepay all or a portion of the loan, subject to, in certain circumstances, an administrative fee and the payment of loss, cost and expenses, and obtain the release of the property and the related obligations under the loan documents. Provided no principal payments are made during the term of the loan and that the entire principal amount is borrowed, approximately $14.2 million will be due and payable at the maturity date.

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The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents, including limitations on the incurrence of unpermitted liens on the properties. The loan documents also contain various customary events of default, including the non-payment of principal or interest, any default in compliance with the covenants contained in the documents evidencing the loan and bankruptcy or other insolvency events. If an event of default occurs under the loan, the lender may declare the debt to be immediately due and payable, and in certain limited cases the loan balance may become immediately due and payable without any action by the lender. In the event of a default, the Mansfield Subsidiary will be required to pay a default interest rate equal to the lessor of 5% per annum above the current rate or the maximum interest rate permitted by applicable law.

The loan is non-recourse to us and the Mansfield Subsidiary, with certain exceptions for borrower bankruptcy. We have guaranteed the obligations or liabilities of the Mansfield Subsidiary to lender for any losses, costs or damages arising out of or in connection with any fraud or intentional material misrepresentation of the Mansfield Subsidiary, gross negligence or willful misconduct, material waste of the properties and the breach of any representation or warranty concerning environmental laws, among other things.

Park Avenue Shopping Center

On May 8, 2014, our wholly owned subsidiary and the owner of Park Avenue Shopping Center, IREIT Little Rock Park Avenue, L.L.C. (the “Park Avenue Subsidiary”), entered into a loan with PNC Bank, National Association for $14,061,658.  The loan is secured by first mortgage on the Park Avenue Shopping Center. On May 7, 2014, $11,683,793 was funded under the loan. The unfunded portion of the loan will be funded with the earnout closings as disclosed in our Current Report filed by the Company with the SEC on February 27, 2014, and subject to parameters set forth in the agreements governing the loan and the acquisition of Park Avenue Shopping Center.

The loan bears interest at a variable rate that will not exceed the sum of the British Bankers Association LIBOR rate, calculated monthly, plus 1.75% per annum. The effective annual interest rate as of the date of this supplement is 1.90% per annum. The loan matures on May 8, 2019. The loan requires the Park Avenue Subsidiary to make monthly payments of interest only until the maturity date, on which date the outstanding principal balance of the loan plus all accrued and unpaid interest will be due. Subject to satisfying certain conditions, as set forth in the loan documents, the Park Avenue Subsidiary may prepay all or a portion of the loan, subject to, in certain circumstances, the payment of loss, cost and expenses, and obtain the release of the property and the related obligations under the loan documents. Provided no principal payments are made during the term of the loan and that the entire principal amount is borrowed, approximately $14,061,658 will be due and payable at the maturity date.

The loan documents contain customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, all as set forth in the loan documents, including limitations on the incurrence of unpermitted liens on the properties. The loan documents also contain various customary events of default, including the non-payment of principal or interest, any default in compliance with the covenants contained in the documents evidencing the loan and bankruptcy or other insolvency events. If an event of default occurs under the loan, the lender may declare the debt to be immediately due and payable, and in certain limited cases the loan balance may become immediately due and payable without any action by the lender. In the event of a default, the Park Avenue Subsidiary will be required to pay a default interest rate equal to the lessor of 5% per annum above the current rate or the maximum interest rate permitted by applicable law.

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The loan is non-recourse to us and the Park Avenue Subsidiary, with certain exceptions for borrower bankruptcy. We have guaranteed the obligations or liabilities of the Park Avenue Subsidiary to lender for any losses, costs or damages arising out of or in connection with any fraud or intentional material misrepresentation of the Park Avenue Subsidiary, gross negligence or willful misconduct, material waste of the properties and the breach of any representation or warranty concerning environmental laws, among other things.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 171 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of May 12, 2014.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)

From our sponsor in connection with our formation:	20,000	200,000	-	200,000

Shares sold in the offering:	12,926,230.037	127,909,114	11,476,459	116,432,655

Shares sold pursuant to our distribution reinvestment plan:	164,622.823	1,563,916	-	1,563,916

Shares purchased pursuant to our share repurchase program:	-	-	-	-

Total:	13,110,852.860	129,673,030	11,476,459	118,196,571
(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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